UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-35530

BROOKFIELD RENEWABLE

PARTNERS L.P.

(Translation of registrant’s name into English)

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73 Front Street, 5th Floor
Hamilton HM 12
Bermuda
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                 Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

The information contained in Exhibits 99.1, 99.2 and 99.3 of this Form 6-K is incorporated by reference into the registrant’s registration statement on Form F-3ASR filed with the Securities and Exchange Commission on July 17, 2014 (File No. 333-197485).

EXHIBIT LIST

Exhibit

99.1	Q2 2017 Interim Report
99.2	Interim Consolidated Financial Statements and Notes for the Three and Six Months Ended June 30, 2017 and 2016
99.3	Management’s Discussion and Analysis for the Three and Six Months Ended June 30, 2017 and 2016
99.4	Form 52-109F2 – Certification of Interim Filings – CEO
99.5	Form 52-109F2 – Certification of Interim Filings – CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD RENEWABLE PARTNERS L.P.
by its general partner, Brookfield Renewable Partners Limited

Date: August 4, 2017	By:	/s/ Jane Sheere
		Name:	Jane Sheere
		Title:	Secretary